

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Felipe MacLean
President and Chief Executive Officer
Clover Leaf Capital Corp.
c/o Yntegra Capital Investments, LLC
1450 Brickell Avenue, Suite 2520
Miami, FL 33131

   Re: Clover Leaf Capital Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed June 7, 2021
    File No. 333-255111

Dear Mr. MacLean:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 18

1. We note your disclosure that if no public stockholders redeem their Class A common stock in connection with your initial business combination, each public stockholder will receive one-fifteenth (1/15) of a share of Class A common stock. Please revise to clarify here and throughout your prospectus, if true, that the distributable shares will be distributed to holders of Class A common stock at a ratio of 1/15 of a share of Class A common stock for each share of Class A common stock they beneficially own.

Description of Securities
Rights, page 151

2.   We note your disclosure that with respect to the detachable rights and contingent rights that you will either round up a fractional interest in your Class A shares or otherwise address such fractional interest "in accordance with the applicable provisions of Delaware Law." You also state that there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of the initial business combination. Further, you state that in no event will you be required to net cash settle the detachable rights and shareholders might not receive the shares of Class A common stock underlying the rights.

    Please revise to clearly disclose how you may treat fractional interests rather than referring generally to the requirements of Delaware Law. Additionally, please tell us the basis for your conclusion you would not be liable to the holders of rights for failure to deliver securities underlying the rights.

Notes to the Financial Statements
Note 8. Subsequent Events, page F-16

3.   We note your disclosure that you re-evaluated the deal structure and removed the warrants, and replaced it with (i) one right to receive one-
one-twentieth (1/20) of a share of Class A common stock upon the consummation of an initial business combination (the "detachable rights"), and (ii) a contingent right to receive one-fifteenth (1/15) of a share of Class A common stock following the initial business combination redemption time under certain circumstances pursuant to your contingent rights agreement, and subject to adjustment (the "contingent rights"). Please tell us how you intend to account for the detachable rights and the contingent rights, and specifically discuss how you considered the guidance under ASC 480, ASC 815-10 and ASC 815-40. Additionally, please clarify the terms of the contingent rights that are "subject to adjustment" and explain whether those same terms are subject to adjustment in the detachable rights.

Felipe MacLean
Clover Leaf Capital Corp.
June 17, 2021
Page 3

You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jessica S. Yuan, Esq.